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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members on December 7, 2000 and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.

December 7, 2000

Dear Fellow Member,

The Board of Trade is one of the great institutions in the world. It has been an immense honor and privilege to serve as your Chairman for the past two years. I want to personally thank all the members who have supported my efforts, and particularly those who supported my candidacy in this election. To all, I thank you for placing your trust in me during my term in office.

I congratulate Nick Neubauer on his election as Chairman. I appreciate the fair and businesslike tenor of his campaign. In saying this, I know I speak not only for myself but for all the members.

It is now important that all of us come together behind Nick for our common good. As departing Chairman, I will make sure that his transition into the office is as smooth as possible and that he is immediately brought up to date on the full details of all our affairs. Primarily, this means that major initiatives such as the CEO search and release of the S-4 will be put on hold for Nick's review.

During the past two years we have experienced tremendous changes at the CBOT. While change is often difficult and tumultuous, it was undeniably necessary to position us for the future. Today the CBOT is positioned for continued greatness. The value proposition is right in front of us; it is ours for the taking. Working together, we will accomplish our business objectives and simultaneously assure our future prosperity.

Once again, I extend my most sincere thanks to our membership.

Sincerely,

/s/David P. Brennan

David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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